EXHIBIT 99.1

News Release

Rosetta Genomics Expands Management Team, Laboratory Capacity

and Commercial Operations

Prepares for Anticipated Growth for Award-Winning, Next-Generation microRNA Diagnostics

PHILADELPHIA and REHOVOT, Israel (August 20, 2012) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced the completion of three executive hires and an expansion of its commercial operations in preparation for expected sales growth of its microRNA diagnostic assays, specifically its flagship product miRview® mets2. The Company recently announced a co-marketing agreement with Precision Therapeutics, Inc. for miRview® mets2, as well as a recent decision by Medicare to reimburse the miRview® mets2 assay.

“In addition to the terrific management hires we are announcing today, we have begun the process of adding sales representatives to our oncology-focused sales team and have already doubled the capacity of our laboratory operations in anticipation of an increase in demand as our miRview® mets2 assay gains further market acceptance,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “In addition, we have begun the process of adding to our national accounts management team to work with private payers to increase the number of covered lives for our miRview® mets2 assay.”

“With 200,000 patients in the U.S. diagnosed with Cancers of Unknown or Uncertain Primary (“CUP”) each year, there is a significant market opportunity for miRview® mets2. Our goal is to articulate our value with this lead product and then leverage that success to advance the commercialization of other products in our portfolio,” added Mr. Berlin.

The following individuals recently joined or are soon expected to join the Company’s management team:

•	As previously announced, Ron Kalfus joined Rosetta Genomics in May 2012 as Chief Financial Officer, succeeding interim CFO Tomer Assis. Previously Mr. Kalfus served as CFO and Treasurer of MabCure Inc., a publicly traded biotechnology startup company focused on early cancer detection using monoclonal antibodies. Prior to that he was with Toys "R" Us for four years where he was responsible for the company’s SEC reporting and later in the financial planning department managing the Toys "R" Us division’s annual budget. Mr. Kalfus previously worked in public accounting where he specialized in audits of medium-sized enterprises and public companies. He is a licensed CPA in the State of New Jersey, and holds a Masters in Accounting from Fairleigh Dickinson University and a Bachelor's degree in Finance from the University of Georgia.

•	Guy C. Malchi will join Rosetta Genomics on September 2, 2012, in the newly created position of Executive Vice President of Corporate Development. Most recently he was with Champions Oncology, Inc. where he was General Manager, UK Diagnostic Subsidiary and Head of Pharma Business. At Champions he designed and implemented the drug pipeline strategy and business plan, and signed several licensing deals and strategic partnerships with leading biotechnology firms and academic institutions. Previously he was CEO of Optimata, Ltd., an Israeli biotechnology company that developed and marketed biosimulation predictive software. Mr. Malchi spent seven years at TEFEN Ltd., Management Consulting in London, where he was a Founding Partner and Head of European Life Science Practice. Mr. Malchi holds a B.Sc. in Industrial Engineering from Tel-Aviv University and an Executive MBA from the London Business School. Guy will focus on leading the Company’s effort to leverage its microRNA platform in partnerships with pharmaceutical and biotechnology companies, as well as with medical technology and diagnostic companies. In addition he will lead efforts aimed at licensing and/or acquiring new opportunities.

•	Steve Miller joined the Company in June 2012 in the newly created position of Director of Marketing and Reimbursement. Prior to Rosetta Mr. Miller operated his own marketing and reimbursement consultancy business. Previously he spent nine years at Veridex, LLC, a Johnson & Johnson company focused on oncology medical devices and diagnostics, where he was Worldwide Product Director with responsibility for brand P&L, and the development and execution of annual marketing plans. During his last two years with Veridex, Mr. Miller also played a key leadership role in brand reimbursement efforts. Prior to that he was Worldwide Product Director for the Ortho-Clinical Diagnostics blood donor screening franchise. Mr. Miller received a higher technical diploma in Applied Biology from the North East Surrey College of Technology in the UK. Mr. Miller will focus on driving adoption of Rosetta’s marketed assays as well as widening the insurance coverage for these assays.

“It is with great pleasure that I welcome Ron, Guy and Steve to the Rosetta team. Their collective experience, relationships and know-how will be invaluable as we work to capitalize on our powerful and versatile microRNA platform and as we leverage our growing commercial operation to expand product sales and attract potential partnerships and collaborations,” added Mr. Berlin.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s miRview® product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to Rosetta’s strategic plan and the market acceptance of Rosetta’s miRview® assays, particularly miRview® mets2, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000, ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com